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Rosemarie A. Thurston	Direct Dial: 404-881-4417	E-mail: rosemarie.thurston@alston.com
July 16, 2009
VIA EDGAR and OVERNIGHT DELIVERY
Ms. Karen J. Garnett
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	NorthStar Real Estate Income Trust, Inc. Pre-Effective Amendment No. 3 to Registration Statement on Form S-11 Filed July 16, 2009; File No. 333-157688
Dear Ms. Garnett:
     This letter sets forth the responses of our client, NorthStar Real Estate Income Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter, dated June 26, 2009, regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). For your convenience, we have set forth below each of your comments (or requests) followed by the relevant response. The Issuer has filed today Pre-Effective Amendment No. 3 to the Registration Statement (“Amendment No. 3”) via EDGAR, which reflects the responses below. Please note that all page numbers provided in the responses below correspond to the pages of Amendment No. 3.
Investment Objectives and Strategy, page 68
Market Overview and Opportunity, page 69
1.	Comment: We note your revised disclosure on pages 69 through 73. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 69, 72 and 73, without limitation, the following examples:

Ms. Karen J. Garnett
July 16, 2009

•	“This dynamic has caused the pricing for this type of capital to dramatically increase to levels that are now compelling without the need to dramatically enhance returns through the capital markets as has been the case in recent years. The selling pressure due to stresses at banks and the absence of a securitization market has driven the spreads on existing CMBS to historically wide levels which allow investors to purchase the bonds at attractive levels.”

•	“The volume of real estate sales transactions has declined by approximately 70% from 2007 to 2008.”

•	The Transaction Volume in Billions of Dollars Table on page 72.
Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response: We have enclosed with the copy of this letter being provided via overnight delivery support for all quantitative and qualitative business and industry date used in Amendment No. 3. With respect to the first example cited by the Staff, the Issuer has further revised the language on page 76 to state, “We believe that this dynamic has caused the pricing for real estate debt to significantly increase to levels that are now extremely attractive, from a lender’s perspective, without the need for the lender to enhance returns through securitizations as has been the case in recent years.” The Issuer respectfully submits that this statement is its opinion. In regards to the second example, the Issuer has further revised the language on page 79 to state, “According to Real Capital Analytics, the volume of real estate sales transactions for properties and portfolios valued $5 million or greater has declined by approximately 70% from 2007 to 2008.” Finally, the Transaction Volume in Billions of Dollars Table on page 79 was provided by Real Capital Analytics. Though not publicly available, the Issuer has obtained the permission of Real Capital Analytics to use this data. None of the supporting materials were prepared specifically for use by the Issuer in connection with its offering.
Table I, page A-2
2.	Comment: We note that you have not included any disclosure under “Acquisition Costs” for NorthStar Realty Finance Corp. However, it appears that this entity has acquired properties. Please revise to provide this disclosure or advise.

Ms. Karen J. Garnett
July 16, 2009

Response: In response to the Staff’s comment, the Issuer has revised Table I to include acquisition costs for NorthStar Realty Finance Corp.
     We trust that we have sufficiently responded to your comments. Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,
/s/ Rosemarie A. Thurston
Rosemarie A. Thurston
Partner

cc:	James H. Sullivan, Esq.